UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on November 10, 2026, entitled “Equinor ASA: Share buy-back – fourth tranche for 2026”.

Equinor ASA: Share buy-back – fourth tranche for 2026

Please see below information about transactions made under the fourth tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 28 October 2026.

The duration of the buy-back tranche: 29 October 2026 to no later than 1 February 2027.

Further information on the tranche can be found in the stock market announcement on its commencement dated 28 October 2026, available here: https://newsweb.oslobors.no/message/684948

From 2 November to 6 November 2026, Equinor ASA has purchased a total of 709,000 own shares at an average price of NOK 412.6135 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

2 November	OSE	136,000	432.9401	58,879,853.60
	CEUX
	TQEX

3 November	OSE	138,000	423.4547	58,436,748.60
	CEUX
	TQEX

4 November	OSE	141,000	413.6650	58,326,765.00
	CEUX
	TQEX

5 November	OSE	145,000	400.8870	58,128,615.00
	CEUX
	TQEX

6 November	OSE	149,000	394.4364	58,771,023.60
	CEUX
	TQEX

Total for the period	OSE	709,000	412.6135	292,543,005.80
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	265,300	441.0372	117,007,167.13
	CEUX
	TQEX
	Total	265,300	441.0372	117,007,167.13

Total buy-backs under the tranche (accumulated)	OSE	974,300	420.3533	409,550,172.93
	CEUX
	TQEX
	Total	974,300	420.3533	409,550,172.93

Following completion of the above transactions, Equinor ASA owns a total of 24,570,117 own shares, corresponding to 1.03% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 13,265,882 own shares, corresponding to 0.55% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: An overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at http://www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: November 10, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer